=================================================================





               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549



                           FORM 11-K



    FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
        AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
             THE SECURITIES EXCHANGE ACT OF 1934


[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 (FEE REQUIRED)


          For the fiscal year ended December 31, 1993

               (Commission file number:  1-8444)

                USAir, Inc. 401(k) Savings Plan



                       USAir Group, Inc.
             2345 Crystal Drive, Arlington, VA 22227
             (Address of principal executive offices)





=================================================================

                           USAIR, INC.
                      401(k) SAVINGS PLAN

               Financial Statements and Schedules

                   December 31, 1993 and 1992

           (With Independent Auditors' Report Thereon)

                           USAIR, INC.
                      401(k) SAVINGS PLAN




                        Table of Contents




                                                           Page


Independent Auditors' Report                                 1

Financial Statements:

     Statements of Net Assets Available for Plan
        Benefits as of December 31, 1993 and 1992            2

     Statements of Changes in Net Assets Available
        for Plan Benefits for the years ended
        December 31, 1993 and 1992                           3

     Notes to Financial Statements                          4-9

Schedule I - Item 27a
     Schedule of Assets Held for Investment Purposes
        as of December 31, 1993                             10

Schedule II - Item 27d
     Schedule of Reportable Transactions for the
        year ended December 31, 1993                        11

                    Independent Auditors' Report

The Plan Administrator and Participants
USAir, Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets avail-able for plan benefits of the USAir, Inc. 401(k) Savings Plan (the Plan) as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets avail-able for plan benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental sched-ules of assets held for investment purposes as of December 31, 1993 and reportable transactions for the year ended December 31, 1993 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemen-tal schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                       /s/ KPMG Peat Marwick
                                       KPMG Peat Marwick

Washington, D.C.
June 3, 1994

                           USAIR, INC.
                      401(k) SAVINGS PLAN


        Statements of Net Assets Available for Plan Benefits
        ----------------------------------------------------

                    December 31, 1993 and 1992


                                            1993          1992
                                            ----          ----
Assets:
  Investments, at fair value:
     Fidelity Retirement Government
        Money Market Fund              $ 20,699,194  $ 27,009,235
     Fidelity Magellan Fund             105,388,198    87,528,972
     Fidelity Intermediate Bond Fund     15,570,417    17,181,806
     Fidelity Equity Income Fund         42,150,577    35,137,332
     Fidelity U.S. Equity Index Fund      9,758,481    10,825,654
     USAir Common Stock Fund              5,390,059     4,301,192
                                        -----------   -----------
                                        198,956,926   181,984,191
  USAir Guaranteed Investment Fund,
    at contract value                    18,784,388    20,366,459
  Participant loans receivable            6,954,592     4,556,966
                                        -----------   -----------
      Total investments                 224,695,906   206,907,616

  Participant contributions
     receivable                           1,445,595     1,357,530
                                        -----------   -----------
        Total assets                    226,141,501   208,265,146

Liabilities:
  Accrued expenses                           36,568             -
                                        -----------   -----------

      Net assets available for plan
        benefits                       $226,104,933  $208,265,146
                                        ===========   ===========


See accompanying notes to financial statements.

                           USAIR, INC.
                      401(k) SAVINGS PLAN

  Statements of Changes in Net Assets Available for Plan Benefits
  ---------------------------------------------------------------

                    December 31, 1993 and 1992

                                          1993           1992
                                          ----           ----
Additions to net assets attributable
 to:
  Net appreciation (depreciation) in
    the fair value of investments     $ 13,999,765  $ (3,168,230)
  Investment income                     13,709,182    16,104,649
  Interest income on participant
    loans                                  334,014       267,603
  Participant contributions             49,390,591    51,266,255
  Rollover contributions                   293,999       244,160
  Other income                               1,878           882
                                       -----------   -----------
    Total additions                     77,729,429    64,715,319
                                       -----------   -----------
Deductions from net assets
 attributable to:
  Transfer to USAir Employee
    Savings Plan                        56,592,761             -
  Benefits paid to participants          3,003,546     2,663,101
  Administrative expenses                  139,488       200,090
  Other expenses                           133,999             -
  Transfer to other plans                   19,848             -
                                       -----------   -----------
    Total deductions                    59,889,642     2,863,191
                                       -----------   -----------
Net increase in net assets
 available for plan benefits            17,839,787    61,852,128

Net assets available for plan
 benefits:
  Beginning of year                    208,265,146   146,413,018
                                       -----------   -----------

  End of year                         $226,104,933  $208,265,146
                                       ===========   ===========


See accompanying notes to financial statements.

                           USAIR, INC.
                      401(k) SAVINGS PLAN

                 Notes to Financial Statements
                 -----------------------------

                  December 31, 1993 and 1992



(1)     Description of Plan

        The following brief description of the USAir, Inc. 401(k)
        Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan docu-ment for more complete information.

        (a)    General

               The Plan is a defined contribution plan intended to be a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code, as amended (the
               Code) and to qualify under Section 401(a) of the Code. All permanent employees of USAir, Inc. (USAir or the Company), with at least three months of service, are eligible to participate except for those individuals not covered under the United States income tax laws and those individuals who are participants in another 401(k) plan sponsored by USAir. The Plan is subject to the provisions of the Employee Retirement Income Act of 1974 (ERISA).

        (b)    Plan Contributions

               USAir employees electing to participate in the Plan make contributions to the Plan via payroll deductions. The amount of contribution that may be made by a par-ticipant to the Plan shall be a whole percentage of a participant's compensation. Compensation includes base pay, overtime, shift premiums and shift differentials, up to a limit of $200,000, as adjusted by Section 401(a)(17) of the Code. The percentage of compensation contributed may not exceed 15 percent if the partici-pant's compensation for the preceding year was less than $50,000, as adjusted by Section 414(q)(1) of the Code. If the preceding year's compensation was greater than $50,000, as adjusted by Section 414(q)(1) of the Code, the percentage may not exceed eight percent. Contributions for 1993 and 1992 could not exceed the statutory limits of $8,994 and $8,728, respectively. The Plan does not provide for any employer contribu-tions.


        (c)    Vesting

               Participants are immediately vested in their contribu-tions plus earnings thereon.

        (d)    Investment Options

               The Company selects the number and type of investment options available. The investment options are held and administered as separate, common funds by Fidelity
               Investments.

               Each participant elects the percentage, in increments of five percent, in which his/her account balance is invested in the various investment funds. The partici-pant may transfer his/her investments from one invest-ment fund to another investment fund.

               A separate account is established and maintained in the name of each participant and reflects the participant's contributions invested in, and the earnings and losses attributed to, each investment fund less administrative expenses. Participants are allocated a share of each fund's net investment earnings based upon their account balance as a percentage of the total fund balance. Net investment earnings are allocated to participants on a monthly basis.

        (e)    Loans and Hardship Withdrawals

               All participants can borrow from their account but may have only one loan outstanding at a given point in time. Loans are to be repaid, with interest, within five years unless the loan is used by the participant to acquire a principal residence. Loans are limited to 50 percent of the participant's separate account bal-ance as of the date of the loan.

               Upon approval from the Company, a participant may withdraw his or her contributions from the account if it is determined that the withdrawal is necessary to meet an immediate and heavy financial need of the participant under the deemed hardship standards set forth in the Code.

        (f)    Distributions

               Distribution to a participant or beneficiary is made as soon as reasonably practicable after the participant's separation from service with the Company due to death, disability, retirement, or other termination of employ-ment. If the balance due to the participant is greater than $3,500, the distribution can be deferred until age 65 or provided in cash as a lump sum distribution. If the balance due to the participant or beneficiary is less than $3,500, a lump sum distribution is automatic upon separation.

        (g)    Administrative Expenses

               Certain administrative expenses of the Plan are paid by USAir.

(2)     Summary of Significant Accounting Policies

        (a)    Basis of Presentation

               The accompanying financial statements have been pre-pared on an accrual basis and present the net assets available for plan benefits and changes in those net assets.

               Certain amounts in the 1992 financial statements have been reclassified to conform with the current year's presentation.

        (b)    Investments

               The assets of the Plan are maintained in a master trust arrangement with the assets of other defined contribu-tion plans sponsored by USAir. The individual assets of each plan constitute individual master trust invest-ment accounts. Form 5500 instructions provide that plan assets held in this type of arrangement need not be presented as investments in a master trust. As a result, investment assets are classified by type of asset in these financial statements and a master trust filing is not required. The trustee, Fidelity Manage-ment Trust Company, maintains the master trust under the terms of an agreement with the Plan. The Plan's share of assets and changes in its share of the master trust have been reported to the Plan by the trustee as having been determined through the use of fair values of all assets. Fair values for assets were determined by quoted market values, when available. The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. The Plan's investments in guar-anteed investment contracts (GICs) are stated at con-tract value. Purchases and sales of investments are recorded on a trade-date basis.
                                 6

                                                 USAIR, INC.
                                            401(k) SAVINGS PLAN

(3)  Investment Activity

     The following table presents the cash basis investment funds' activities, for the years ended December 31, 1993 and 1992:
                                               Fidelity
                                              Retirement       Fidelity       Fidelity
                                  USAir       Government       Magellan     Intermediate
                                   GIC       Money Market        Fund         Bond Fund
                               -----------   ------------    -----------     -----------
Balance, December 31, 1991     $14,311,528    $26,894,300    $ 58,629,046    $13,460,562
                                ----------     ----------     -----------     ----------
  Investment income              1,246,790        978,844      11,332,980      1,192,243
  Net appreciation
    (depreciation)
    in fair value                        -              -      (5,965,158)      (303,264)
  Interest income on
    participant loans               21,796         48,893         112,157         24,126
  Contributions                  5,435,392      6,130,394      24,462,142      4,386,453
  Net exchanges between
    investment funds                13,579     (5,772,964)      1,132,226       (977,931)
  Administrative expenses          (62,719)        (8,712)       (105,613)        (5,071)
  Benefits paid to participants   (365,714)      (774,318)     (1,270,885)      (338,483)
  Loan activity                   (234,193)      (487,202)       (797,923)      (256,829)
                                 ----------     ----------     -----------    ----------
    Net change in investment
     funds                       6,054,931        114,935      28,899,926      3,721,244
                                ----------     ----------     -----------     ----------
Balance, December 31, 1992      20,366,459 1)  27,009,235 1)   87,528,972 1)  17,181,806 1)
                                ----------     ----------     -----------     ----------
  Transfer to USAir 401(k)
    Savings Plan                (6,843,206)    (7,024,752)    (22,705,571)    (4,734,769)
  Investment income              1,050,881        580,654       9,187,306      1,114,551
  Net appreciation
    (depreciation)
    in fair value                        -              -       8,478,398        445,997
  Interest income on
    participant loans               22,500         43,332         148,943         25,568
  Contributions                  3,714,865      4,399,055      24,830,576      3,617,962
  Net exchanges between
    investment funds               969,687     (2,915,235)        605,423     (1,362,192)
  Administrative expenses          (27,073)        (4,058)        (58,190)        (1,821)
  Benefits paid to participants   (225,759)      (771,354)       (921,458)      (435,238)
  Transfers to other plans          (1,714)           (14)        (15,699)          (715)
  Loan activity                   (242,252)      (617,669)     (1,690,502)      (280,732)
                                 ----------    ----------     -----------     ----------
    Net change in investment
     funds                      (1,582,071)    (6,310,041)     17,859,226     (1,611,389)
                                ----------     ----------     -----------     ----------
Balance, December 31, 1993     $18,784,388 1) $20,699,194 1) $105,388,198 1) $15,570,417 1)
                                ==========     ==========     ===========     ==========



                                Fidelity    Fidelity U.S.      USAir
                                 Equity     Equity Index       Common
                               Income Fund       Fund        Stock Fund        Total
                               -----------   -----------    -----------    ------------
Balance, December 31, 1991     $22,821,594   $ 7,119,538    $         -    $143,236,568
                                ----------    ----------     ----------     -----------
  Investment income              1,111,543       242,249              -      16,104,649
  Net appreciation
    (depreciation)
    in fair value                2,842,148       454,384       (196,340)     (3,168,230)
  Interest income on
    participant loans               41,355        12,991          6,286         267,604
  Contributions                  7,789,026     2,986,824        560,279      51,750,510
  Net exchanges between
    investment funds             1,358,909       270,299      3,975,882               -
  Administrative expenses          (12,250)         (722)        (5,003)       (200,090)
  Benefits paid to participants   (464,389)     (148,223)        (7,168)     (3,369,180)
  Loan activity                   (350,604)     (111,686)       (32,744)     (2,271,181)
                                ----------    ----------     ----------     -----------
    Net change in investment
     funds                      12,315,738     3,706,116      4,301,192      59,114,082
                                ----------    ----------     ----------     -----------
Balance, December 31, 1992      35,137,332 1) 10,825,654 1)   4,301,192     202,350,650
                                ----------    ----------     ----------     -----------
  Transfer to USAir 401(k)
    Savings Plan               (10,001,963)   (3,299,537)      (788,365)    (55,398,163)
  Investment income              1,418,584       357,206              -      13,709,182
  Net appreciation
    (depreciation)
    in fair value                4,964,107       441,067       (329,804)     13,999,765
  Interest income on
    participant loans               63,885        17,191         12,595         334,014
  Contributions                  9,371,645     2,688,887        975,413      49,598,403
  Net exchanges between
    investment funds             2,328,757    (1,001,512)     1,375,072               -
  Administrative expenses           (6,198)         (234)        (5,346)       (102,920)
  Benefits paid to participants   (551,156)      (88,058)       (10,523)     (3,003,546)
  Transfers to other plans          (1,658)          (19)           (29)        (19,848)
  Loan activity                   (572,758)     (182,164)      (140,146)     (3,726,223)
                                ----------    ----------     ----------     -----------
    Net change in investment
     funds                       7,013,245    (1,067,173)     1,088,867      15,390,664
                                ----------    ----------     ----------     -----------
Balance, December 31, 1993     $42,150,577 1)$ 9,758,481    $ 5,390,059    $217,741,314
                                ==========    ==========     ==========     ===========

1)  Investment fund balance represents greater than five percent of net assets available for plan benefits.

(4)     Concentration of Credit Risk

        The Plan's assets include certain investments in GICs. The issuers of the GICs are all insurance companies. The Plan's ultimate realization of amounts invested in GICs is depen-dent on the continued financial stability of the insurance companies that are issuers of the GICs. The Plan's benefi-cial interest in amounts invested in GICs was $18,784,388 and $20,366,459 at December 31, 1993 and 1992, respectively.

(5)     Federal Tax Status

        Although the Plan has not requested a letter of determina-tion from the Internal Revenue Service as to its qualifica-tion, the Company and its general counsel believe the Plan meets the requirement of Section 401(a) of the Internal Revenue Code, as amended. The Plan is therefore believed to be exempt from federal income taxes.

(6)     Plan Termination

        The Company reserves the right to terminate the Plan at any time. Upon termination of the Plan, the following actions shall be taken for the benefit of participants:

        (a) As of the termination date, each investment fund shall be valued. In determining the net worth of the invest-ment funds there shall be included as a liability such amounts as shall be necessary to pay all expenses in connection with the termination of the investment funds and the liquidation and distribution of the property of the funds, as well as other expenses, whether or not accrued, and shall include as an asset all accrued income.

        (b) All participant accounts shall then be disposed of, to, or for each participant in single lump-sum payments. All distributions shall be made in cash.








               [This space intentionally left blank]

(7)     Reconciliation of Financial Statements to Form 5500

        The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                            December 31,
                                     --------------------------
                                         1993          1992
                                         ----          ----
        Net assets available for
          plan benefits per the
          financial statements       $226,104,933   $208,265,146
        Amounts allocated to
          withdrawing participants        (76,094)             -
                                      -----------    -----------
            Net assets available
              for benefits per
              the Form 5500          $226,028,839   $208,265,146
                                      ===========    ===========

        The following is a reconciliation of benefits paid to par-ticipants per the financial statements to the Form 5500:

                                                    Year ended
                                                December 31, 1993
                                                -----------------
        Benefits paid to participants per the
          financial statements                      $3,003,546
        Add:  Amounts allocated to withdrawing
                participants at December 31, 1993       76,094
        Less: Amounts allocated to withdrawing
                participants at December 31, 1992            -
                                                     ---------
        Benefits paid to participants per the
          Form 5500                                 $3,079,640
                                                     =========

        Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.
                                 9

                                     USAIR, INC.                     Schedule I
                                401(k) SAVINGS PLAN

              Item 27a - Schedule of Assets Held for Investment Purposes

                                 December 31, 1993
                         Description
Identity of Issue        of Investment                Cost        Current Value
- - ------------------       ---------------------     -----------    -------------
USAir Guaranteed         Guaranteed investment    $ 18,784,388     $ 18,784,388
Investment Fund          contract, interest rates
                         range from 3.25 percent
                         to 8.80 percent per annum

Fidelity Retirement      Money market fund          20,699,194       20,699,194
Government Money
Market Fund

Fidelity Magellan        Shares in registered       97,407,415      105,388,198
Fund                     investment companies

Fidelity Intermediate    Shares in registered       15,020,108       15,570,417
Bond Fund                investment companies

Fidelity Equity          Shares in registered       35,037,963       42,150,577
Income Fund              investment companies

Fidelity U.S. Equity     Shares in registered        8,596,717        9,758,481
Index Fund               investment companies

USAir Common Stock       Employer securities         6,466,109        5,390,059
Fund

Participant loans        Interest rates range                -        6,954,592
                         from seven percent to
                         11 percent per annum
                                                   -----------      -----------
Total Investments                                 $202,011,894     $224,695,906
                                                   ===========      ===========
                                         10

                                                                    Schedule II
                                     USAIR, INC.
                                401(k) SAVINGS PLAN

                   Item 27d - Schedule of Reportable Transactions

                            Year ended December 31, 1993

Aggregate transactions during the year ended December 31, 1993, with securities of the same issue, accounting for five percent of the value of Plan assets at the beginning of the year were as follows:
                                      Number                 Number
                            Total       of                      of    Realized
                          Purchases  Purchases  Total Sales   Sales      Gain
                          ---------  ---------  -----------   ------  ---------
USAir Guaranteed
Investment Fund          $ 7,918,193    158     $ 2,657,058      77   $       -

Fidelity Retirement
Government Money
Market Fund               17,296,641    257      16,581,930     250           -

Fidelity Magellan Fund    46,653,231    253      14,564,602     233   1,013,983

Fidelity Intermediate
Bond Fund                  7,430,271    253       4,752,889     222     158,946

Fidelity Equity Income
Fund                      17,691,819    253       5,640,719     225     644,681

USAir Common Stock Fund    9,557,252    240       7,350,217     195     554,553

                                         11

                          SIGNATURES



        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly autho-rized.

                                USAir, Inc. 401(k) Savings Plan



                           By:  /s/ Ann Greer-Rector
                                _____________________________
                                Ann Greer-Rector
                                Vice President and Controller
                                of USAir Group, Inc. and
                                USAir, Inc.

June 29, 1994